April 18, 2007




VIA EDGAR AND FEDERAL EXPRESS

Pamela Carmody
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628



                  RE:      ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                           SCHEDULE 13E-3 FILED ON MARCH 20, 2007
                           FILE NO. 05-50088

Dear Ms. Carmody:

         We refer to your letter dated April 17, 2007 setting forth the comments of the Staff to the Amendment No. 3 of Schedule 13E-3 filed by Asia Satellite Telecommunications Holdings Limited ("AsiaSat"), AsiaCo Acquisition Ltd. ("AsiaCo"), Able Star Associates Limited ("Able Star"), GE Capital Equity Investments, Inc. ("GE Equity"), Bowenvale Limited ("Bowenvale"), CITIC Group ("CITIC Group") and General Electric Capital Corporation ("GECC") (collectively, the "Filing Persons") on April 16, 2007.

         We have set forth the text of the Staff's comments followed, in each case, by our response. Concurrently with the submission of this letter, we are filing Amendment No. 4 to the Schedule 13E-3, which amends the Schedule 13E-3 initially filed with the SEC on March 20, 2007, as amended by Amendment No. 1 on March 21, 2007, Amendment No. 2 on April 4, 2007 and Amendment No. 3 on April 16, 2007.

ITEM 8 OF SCHEDULE 13E-3

1. WE NOTE THAT YOU HAVE ADDED FILING PERSONS IN RESPONSE TO OUR PREVIOUS NUMBER 1 BUT IT DOES NOT APPEAR THAT THEY HAVE PROVIDED THE FAIRNESS

Pamela Carmody                                                                2
Securities and Exchange Commission


         DETERMINATIONS DETERMINED BY ITEM 1014 OF REGULATION M-A. SEE ITEM 8 OF SCHEDULE 13E-3. ALL FILINGS PERSON MUST PROVIDE THE REQUIRED FAIRNESS DETERMINATION OR ADOPT THAT OF ANOTHER.

RESPONSE TO COMMENT 1: Bowenvale, CITIC Group and GECC did not make separate fairness determinations and, instead, have adopted the determination of the Offeror. Therefore, in response to the Staff's comment, Item 8 of Schedule 13E-3 has been amended to add Bowenvale, CITIC Group and GECC to the sections headed "1.3.1 The Offeror" and "1.3.2 Additional Matters" set forth on pages 51 and 53 of the Scheme Document, by replacing the disclosure where indicated with the replacement text as follows:

PAGE 51, 1ST TWO SENTENCES OF THE 1ST PARAGRAPH OF "1.3.1 THE OFFEROR":

"The views of the Offeror, its shareholders Able Star and GE Equity, and Bowenvale, CITIC Group and GECC, as to the fairness of the Scheme and the Proposals should not be construed as a recommendation to any AsiaSat Shareholder, ADS Holder or Optionholder as to how that security holder should vote on the proposal to adopt the Scheme. The Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC have interests in the Scheme and the Proposals different from, and in addition to, those of the AsiaSat Shareholders, ADS Holders and Optionholders."

PAGE 51, 1ST SENTENCE OF THE 2ND PARAGRAPH OF "1.3.1 THE OFFEROR":

"The Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC believe that the Proposals are substantively and procedurally fair to the Scheme Shareholders (including without limitation the ADS Holders) based on the following factors:"

PAGE 53, 1ST PARAGRAPH:

"The Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC implicitly considered the "going concern" value of AsiaSat by taking into account, as discussed above, AsiaSat's current and anticipated business, financial conditions, results and operations and prospects, expectations of profitability, and other forward-looking matters."

PAGE 53, 2ND PARAGRAPH:

"The liquidation value of AsiaSat was not considered a factor because AsiaSat will continue to operate as a subsidiary of the Offeror and Bowenvale after completion of the transactions. In addition, the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC did not consider any other potential offers made by any unaffiliated third parties with respect to any tender offer, merger, consolidation, sale of assets or other sales of AsiaSat, as (i) they were not aware of any such offers and (ii) the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC understand that it is CITIC Group's intention to maintain its significant shareholding in the Company,

Pamela Carmody                                                                3
Securities and Exchange Commission


which would make it unlikely that any such offers would be able to succeed without CITIC Group's consent. Furthermore, if any third party were to make a competing offer for the privatisation of AsiaSat, such competing offer would not succeed without the acceptance by Bowenvale and parties acting in concert with it. As stated in the Announcement, it is the understanding of the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC that Bowenvale has no intention to accept any competing offer and it is unlikely that another offeror would make an offer to the public shareholders to acquire the public float at a price higher than the Share Offer Price or the Possible MGO Share Offer Price."

PAGE 53, 1ST PARAGRAPH OF "1.3.2 ADDITIONAL MATTERS":

"In view of the many considerations, the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC did not find it practical to, and did not, quantify or otherwise assign weighting to the specific factors considered. These factors are not intended to be exhaustive but include the material factors considered by the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC."

PAGE 53, 2ND SENTENCE OF THE 2ND PARAGRAPH OF "1.3.2 ADDITIONAL MATTERS":

"The Offeror, Able Star, GE Equity, Bowenvale, CITC and GECC have not made any provisions to grant Scheme Shareholders or ADS Holders access to their corporate files or obtain any counsel or to provide appraisal services to Scheme Shareholders or ADS Holders and do not have any intention of doing so in the future."

DISSEMINATION

2. PLEASE ADVISE AS TO WHAT CONSIDERATION WAS GIVEN TO WHETHER THE CHANGES TO THE SCHEDULE SHOULD BE DISSEMINATED TO SHAREHOLDERS. SEE RULE 13E-3(E)(2).

RESPONSE TO COMMENT 2: The Filing Persons have considered their obligations under Rule 13e-3(e)(2) and believe that the changes made to the Schedule 13E-3 by amendment, individually or in the aggregate, are adequately disseminated by amendment of the Schedule 13E-3 and corresponding availability through the EDGAR system as the additional disclosure is not material to the Company's shareholders and would not reasonably be likely to alter their decision as to how to vote at the Court Meeting and the Special Meeting. The Filing Persons consider these changes to be clarifications of the disclosure set forth in the initial Schedule 13E-3.

                                     * * *

         We trust that the foregoing are responsive to the Staff's comments. Your prompt review of our responses would be greatly appreciated. If you have any questions please do not hesitate to contact the undersigned at (+44) 20 7367 1601.

Pamela Carmody                                                                4
Securities and Exchange Commission



                                                       Sincerely,

                                                       /s/ Mark S. Bergman
                                                       -------------------
                                                       Mark S. Bergman



cc: Catherine Chang, Asia Satellite Telecommunications Holdings Limited Lawrence Vranka, Jr., Linklaters
       Scott I. Sonnenblick, Linklaters
       Joseph T. Verdesca, Weil Gotshal & Manges LLP